Exhibit 99.1

1049 Camino Dos Rios Thousand Oaks, CA 91360-2362

NEWSRELEASE

TELEDYNE TECHNOLOGIES REPORTS
SECOND QUARTER RESULTS

THOUSAND OAKS, Calif. – July 30, 2015 – Teledyne Technologies Incorporated (NYSE:TDY)

•	Second quarter sales of $577.7 million

•	Second quarter earnings per diluted share of $1.34

•	Acquired the remaining interest in Optech Incorporated

•	Acquired Industrial Control Machines SA (ICM X-ray)

•	Affirming full year 2015 GAAP earnings outlook of $5.60 to $5.65

Teledyne today reported second quarter 2015 sales of $577.7 million, compared with sales of $597.1 million for the second quarter of 2014, a decrease of 3.2%. Net income attributable to Teledyne was $48.3 million ($1.34 per diluted share) for the second quarter of 2015, compared with $56.1 million ($1.47 per diluted share) for the second quarter of 2014, a decrease of 13.9%.

“In the second quarter, sales increased sequentially in all four business segments,” said Robert Mehrabian, Chairman, President and Chief Executive Officer.  “Year over year revenue comparisons were affected by the strong US dollar and negative currency translation, as well as expected declines in certain energy-related markets.  While these impacts were most concentrated in our instrumentation segment, the segment’s operating profit increased and segment operating margin increased 101 basis points compared to last year due to strong operating discipline.  We continue to benefit from our balanced business portfolio and the strength and diversity of Teledyne’s highly engineered products.  Increased sales in the commercial aerospace and offshore energy production markets helped offset declines in offshore exploration and international sales of test and measurement instrumentation and digital imaging sensors and cameras.  In addition, total U.S. Government sales increased, and our aerospace and defense electronics segment had the strongest level of orders in two years.  We remain nimble, aggressively managing our cost structure, while generating cash to deploy within our businesses and on acquisitions.”

Review of Operations (Comparisons are with the second quarter of 2014, unless noted otherwise.)

Instrumentation
The Instrumentation segment’s second quarter 2015 sales were $271.3 million, compared with $276.6 million, a decrease of 1.9%. Second quarter 2015 operating profit was $45.7 million, compared with $43.8 million, an increase of 4.3%.
The second quarter 2015 sales decrease resulted from lower sales of electronic test and measurement and environmental instrumentation, partially offset by higher sales of marine instrumentation. Sales for electronic test and measurement instrumentation decreased by $5.3 million primarily as a result of lower international sales due in part to the impact of foreign exchange rates. Sales for environmental instrumentation decreased by $1.7 million and reflected lower sales of laboratory and field instrumentation. Sales for marine instrumentation were higher by $1.7 million and included $9.5 million in incremental sales from recent acquisitions, including Bolt Technology Corporation and Bowtech Products Limited. The higher marine instrumentation sales included increased sales of sensors and interconnects for offshore energy production and were partially offset by lower sales of geophysical sensors for offshore oil exploration and interconnect systems for land based energy applications. The increase in operating profit primarily reflected higher margins for electronic test and measurement instrumentation products. The second quarter of 2015 reflected $0.6 million in higher acquired intangible amortization expense primarily due to recent acquisitions and $1.2 million in higher severance costs compared with 2014.

Digital Imaging
The Digital Imaging segment’s second quarter 2015 sales were $90.8 million, compared with $103.7 million, a decrease of 12.4%. Operating profit was $8.8 million for the second quarter of 2015, compared with $11.7 million, a decrease of 24.8%.

The second quarter 2015 sales primarily reflected lower sales from U.S. Government research and development contracts and reduced sales of machine vision cameras for semiconductor and electronics inspection, partially offset by increased sales of sensors and cameras for general industrial and life sciences applications. The decrease in operating profit in 2015 primarily reflected the impact of lower sales in U. S. Government-related businesses.

Aerospace and Defense Electronics
The Aerospace and Defense Electronics segment’s second quarter 2015 sales were $147.0 million, compared with $152.2 million, a decrease of 3.4%. Operating profit was $20.6 million for the second quarter of 2015, compared with $22.9 million, a decrease of 10.0%.

The second quarter 2015 sales reflected lower sales of $8.6 million from microwave and interconnect systems and $2.4 million from electronic manufacturing services products, partially offset by higher sales of $5.8 million from avionics products and electronic relays. Operating profit in the second quarter of 2015 reflected the impact of lower sales, as well as lower margins for most defense electronics products. The 2015 second quarter reflected higher pension expense of $0.8 million, severance costs of $0.5 million and the reversal of facility and consolidation reserves of $1.7 million that were no longer needed.

Engineered Systems
The Engineered Systems segment’s second quarter 2015 sales were $68.6 million compared with $64.6 million, an increase of 6.2%. Operating profit was $4.8 million for the second quarter of 2015, compared with $6.8 million, a decrease of 29.4%.

The second quarter 2015 sales reflected higher sales of engineered products and services of $3.2 million, which primarily reflected higher sales of space and marine manufacturing programs, and higher sales of energy systems products of $3.5 million. Turbine engine sales were lower by $2.7 million. Operating profit in the second quarter of 2015 primarily reflected lower sales of higher margin turbine engines and higher pension expense of $0.5 million.

Additional Financial Information
Cash Flow
Cash provided by operating activities was $59.0 million for the second quarter of 2015, compared with $95.0 million. The lower cash provided by operating activities in the second quarter of 2015 reflected lower net income, $5.8 million in expected change in control severance payments related to the Bolt acquisition and higher income tax payments, partially offset by the receipt of $3.0 million related to a legal settlement. The 2014 amount included the receipt of $10.0 million related to a legal settlement. Free cash flow (cash provided by operating activities less capital expenditures) was $45.4 million for the second quarter of 2015, compared with $86.1 million and reflected lower cash provided by operating activities and higher capital expenditures. At June 28, 2015, total debt, including capital lease obligations, was $765.3 million, which included $180.0 million outstanding under the $750.0 million credit facility. Cash totaled $61.3 million at June 28, 2015. The company received $8.1 million from the exercise of stock options in the second quarter of 2015, compared with $6.5 million. Capital expenditures for the second quarter of 2015 were $13.6 million, compared with $8.9 million. Depreciation and amortization expense for the second quarter of 2015 was $22.8 million, compared with $23.4 million. In June 2015, Teledyne acquired Industrial Control Machines SA for an initial payment of $21.4 million in cash, net of cash acquired. In April 2015, Teledyne DALSA,

Inc. acquired the remaining 49% minority interest in the parent company of Optech Incorporated for $22.0 million in cash. Teledyne funded these acquisitions with cash on hand that was held in foreign jurisdictions.

Free Cash Flow (a)	Second Quarter
(in millions, brackets indicate use of funds)	2015	2014
Cash provided by operating activities	$59.0	$95.0
Capital expenditures for property, plant and equipment	(13.6)	(8.9)
Free cash flow	$45.4	$86.1
(a) The company defines free cash flow as cash provided by operating activities (a measure prescribed by generally accepted accounting principles) less capital expenditures for property, plant and equipment. The company believes that this supplemental non-GAAP information is useful to assist management and the investment community in analyzing the company’s ability to generate cash flow.

Pension
Pension expense was $1.1 million for the second quarter of 2015 compared with pension income of $0.4 million. Pension expense allocated to contracts pursuant to U.S. Government Cost Accounting Standards (“CAS”) was $3.4 million for both the second quarter of 2015 and 2014. Pension expense determined allowable under CAS can generally be recovered through the pricing of products and services sold to the U.S. Government.

Income Taxes
The effective tax rate for the second quarter of 2015 was 27.5% compared with 28.3%. The second quarter of 2015 reflected net discrete tax benefits of $1.3 million compared with net discrete tax expense of $0.2 million. Excluding the net discrete tax items in both periods, the effective tax rates would have been 29.5% for the second quarter of 2015 and 28.1% for the second quarter of 2014.

Stock Option Compensation Expense
For the second quarter of 2015, the company recorded a total of $3.3 million in stock option expense, of which $2.4 million was recorded in the operating segment results and $0.9 million was recorded as corporate expense. For the second quarter of 2014, the company recorded a total of $3.6 million in stock option expense, of which $2.4 million was recorded in the operating segment results and $1.2 million was recorded as corporate expense.

Other
Interest expense, net of interest income, was $6.0 million for the second quarter of 2015, compared with $4.6 million, and primarily reflected higher average debt levels, due to recent acquisitions and the stock repurchase program. Corporate expense was $11.0 million for the second quarter of 2015, compared with $10.9 million. Other income was $3.4 million for the second quarter of 2015 compared with $8.2 million. Other income and expense for the second quarters of 2015 and 2014 included net gains on legal settlements of $3.0 million and $8.3 million, respectively.

Outlook
Based on its current outlook, the company’s management believes that third quarter 2015 earnings per diluted share will be in the range of approximately $1.45 to $1.48 and the full year 2015 earnings per diluted share outlook is expected to be in the range of approximately $5.60 to $5.65. The company’s effective tax rate for 2015 is expected to be 29.5%, before discrete items. For the company’s domestic pension plan, the discount rate for 2015 decreased to 4.5% from 5.4%. Total year 2015 pension expense is expected to be $3.0 million, including the one-time gain of $1.2 million in the first quarter, compared with pension income of $1.3 million for total year 2014.

Forward-Looking Statements Cautionary Notice
This press release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, relating to earnings, growth opportunities, acquisitions, product sales, capital expenditures, pension matters, stock option compensation expense, stock repurchases, interest expense, taxes, exchange rate fluctuations and strategic plans. Forward-looking statements are generally accompanied by words such as “estimate”, “project”, “predict”, “believes” or “expect”, that convey the uncertainty of future events or outcomes. All statements made in this press release that are not historical in nature should be considered forward-looking.
Actual results could differ materially from these forward-looking statements. Many factors could change the anticipated results, including: disruptions in the global economy; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; cuts to defense spending resulting from existing and future deficit reduction measures; and threats to the security of our confidential and proprietary information, including cyber security threats. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing, could negatively affect the company’s businesses that supply the oil and gas industry. Increasing fuel costs could negatively affect the markets of our commercial aviation businesses. In addition, financial market fluctuations affect the value of the company’s pension assets.
Changes in the policies of U.S. and foreign governments, including economic sanctions, could result, over time, in reductions or realignment in defense or other government spending and further changes in programs in which the company participates.
While the company’s growth strategy includes possible acquisitions, we cannot provide any assurance as to when, if or on what terms any acquisitions will be made. Acquisitions involve various inherent risks, such as, among others, our ability to integrate acquired businesses, retain customers and achieve identified financial and operating synergies. There are additional risks associated with acquiring, owning and operating businesses internationally, including those arising from U.S. and foreign policy changes and exchange rate fluctuations.
While the company believes its internal and disclosure control systems are effective, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and may not be detected.
Readers are urged to read the company’s periodic reports filed with the Securities and Exchange Commission (“SEC”) for a more complete description of the company, its businesses, its strategies and the various risks that the company faces. Various risks are identified in Teledyne’s 2014 Annual Report on Form 10-K and subsequent Form 10-Q. The company assumes no duty to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise.
A live webcast of Teledyne’s second quarter earnings conference call will be held at 11:00 a.m. (Eastern) on Thursday, July 30, 2015. To access the call, go to www.teledyne.com approximately ten minutes before the scheduled start time. A replay will also be available for one month starting at 12:00 p.m. (Eastern) on Thursday, July 30, 2015.

Contact:	Jason VanWees
(805) 373-4542

TELEDYNE TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SECOND QUARTER AND SIX MONTHS ENDED
JUNE 28, 2015 AND JUNE 29, 2014
(Unaudited - in millions, except per share amounts)

	Second Quarter	Second Quarter	Six Months	Six Months
	2015	2014	2015	2014
Net sales	$577.7	$597.1	$1,142.7	$1,170.6
Costs and expenses:
Costs of sales	357.7	368.4	703.6	720.1
Selling, general and administrative expenses	151.1	154.4	302.9	310.2
Total costs and expenses	508.8	522.8	1,006.5	1,030.3
Operating income	68.9	74.3	136.2	140.3
Interest expense, net	(6.0)	(4.6)	(11.9)	(9.3)
Other income, net	3.4	8.2	4.2	8.8
Income before income taxes	66.3	77.9	128.5	139.8
Provision for income taxes	18.3	22.1	36.8	38.0
Net income	48.0	55.8	91.7	101.8
Noncontrolling interest	0.3	0.3	0.3	0.1
Net income attributable to Teledyne	$48.3	$56.1	$92.0	$101.9
Diluted earnings per common share	$1.34	$1.47	$2.53	$2.67
Weighted average diluted common shares outstanding	36.1	38.1	36.3	38.2

TELEDYNE TECHNOLOGIES INCORPORATED
SUMMARY OF SEGMENT NET SALES AND OPERATING PROFIT
FOR THE SECOND QUARTER AND SIX MONTHS ENDED
JUNE 28, 2015 AND JUNE 29, 2014
(Unaudited - in millions)

	Second Quarter	Second Quarter	% Change	Six Months	Six Months	% Change
	2015	2014		2015	2014
Net sales:
Instrumentation	$271.3	$276.6	(1.9)%	$541.6	$535.5	1.1%
Digital Imaging	90.8	103.7	(12.4)%	181.2	205.6	(11.9)%
Aerospace and Defense Electronics	147.0	152.2	(3.4)%	288.2	305.5	(5.7)%
Engineered Systems	68.6	64.6	6.2%	131.7	124.0	6.2%
Total net sales	$577.7	$597.1	(3.2)%	$1,142.7	$1,170.6	(2.4)%
Segment operating profit:
Instrumentation	$45.7	$43.8	4.3%	$87.8	$81.3	8.0%
Digital Imaging	8.8	11.7	(24.8)%	18.1	21.4	(15.4)%
Aerospace and Defense Electronics	20.6	22.9	(10.0)%	40.0	46.7	(14.3)%
Engineered Systems	4.8	6.8	(29.4)%	11.5	12.9	(10.9)%
Total segment operating profit	79.9	85.2	(6.2)%	157.4	162.3	(3.0)%
Corporate expense	(11.0)	(10.9)	0.9%	(21.2)	(22.0)	(3.6)%
Operating income	68.9	74.3	(7.3)%	136.2	140.3	(2.9)%
Interest expense, net	(6.0)	(4.6)	30.4%	(11.9)	(9.3)	28.0%
Other income, net	3.4	8.2	(58.5)%	4.2	8.8	(52.3)%
Income before income taxes	66.3	77.9	(14.9)%	128.5	139.8	(8.1)%
Provision for income taxes	18.3	22.1	(17.2)%	36.8	38.0	(3.2)%
Net income	48.0	55.8	(14.0)%	91.7	101.8	(9.9)%
Noncontrolling interest	0.3	0.3	—%	0.3	0.1	200.0%
Net income attributable to Teledyne	$48.3	$56.1	(13.9)%	$92.0	$101.9	(9.7)%

TELEDYNE TECHNOLOGIES INCORPORATED
CONSOLIDATED CONDENSED BALANCE SHEETS
(Unaudited – in millions)

	June 28, 2015	December 28, 2014
ASSETS
Cash	$61.3	$141.4
Accounts receivable, net	395.6	400.7
Inventories, net	330.2	311.8
Prepaid expenses and other current assets	86.9	87.8
Total current assets	874.0	941.7
Property, plant and equipment, net	331.3	336.5
Goodwill and acquired intangible assets, net	1,432.2	1,428.2
Prepaid pension asset	101.3	86.3
Other assets, net	68.3	69.5
Total assets	$2,807.1	$2,862.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$145.5	$162.5
Accrued liabilities	252.9	290.3
Current portion of long-term debt and capital lease obligations	87.2	86.2
Total current liabilities	485.6	539.0
Long-term debt and capital lease obligations	678.1	618.9
Other long-term liabilities	246.8	235.8
Total liabilities	1,410.5	1,393.7
Total stockholders’ equity	1,396.6	1,468.5
Total liabilities and stockholders’ equity	$2,807.1	$2,862.2